June 21, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Amendment No. 4 to Draft Offering Statement on Form 1-A
Submitted April 8, 2024
CIK No. 0001982659

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 24, 2024 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted April 8, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, or any of the modifications to the Offering Statement.

Amendment No. 4 to Draft Offering Statement on Form 1-A

Cover Page

1. We note your disclosure that the “Company will decide whether to issue Roys at a higher price in its discretion, based on a number of factors including sustained increased yield payments for the Roy associated with the particular Talent.” While you may disclose that the offering price may change in the future such that the price of a particular Roy may increase or decrease, it is not appropriate to contemplate the amount of such change in price at this time, unless you are attempting to place a permanent floor on your offering price. We remind you that frequent changes to fixed price offering amounts would be suggestive of an at the market offering, which is not appropriate pursuant to Rule 251(d)(3)(ii) of Regulation A. Revise the offering circular throughout to remove these references.

Company Response. The Company has revised the Offering Statement on the cover page and pages 1, 9, 10 and 11 to remove any contemplation of the amount by which the offering price might change. The Company acknowledges the Staff’s comment regarding Rule 251(d)(3)(ii) of Regulation A.

Summary, page 1

2. We note your response to prior comment 1. Please define or describe what you mean by “transactions” and relatedly, revise to clarify whether your references to “transactions” have the same meaning as Fans’ purchasing Roys from you. In this regard, we note that while the risk factor heading on page 4 states that “[t]he Royaltiz.com platform is the only place in which Roys may be transacted,” the body of the risk factor represents that “[t]he website will provide the only place for Fans to purchase Roys.” Clarify to state that the website is the only place for Fans to purchase Roys from you. Lastly, the disclosure on page F-8 still appears to indicate that Roys may be traded on your website-based platform. Please revise to remove the representation that Roys may be traded or advise accordingly.

Company Response. The Company has revised the Offering Statement on the cover page and pages 1, 3, 4, 5, 7, 11, 12 and F-8 to clarify references to “transactions.” Page F-8 of the Offering Statement has been further revised to clarify the nature of the platform.

Characteristics of a Roy, page 10

3. We note your response to prior comment 3 and reissue it in part. Please revise here and elsewhere as appropriate to utilize consistent terminology as we presume your references to “maximum supply” have the same meaning as “total authorized supply.” Additionally, please further explain how you will determine the maximum number of Roys authorized for issuance for each Talent. In this regard, although we note your revised disclosure that the “Company will typically offer between 250,000 and 2,000,000 Roys for a given Talent based on the anticipated demand for those Roys,” it is unclear how you determined the end points of this range and how you will determine the anticipated demand for Roys for each Talent. Finally, explain what you mean when you state that the “maximum supply of Roys is broken down between different categories, such as marketing and those issued to Talents at the prevailing price.”

Company Response. The Company has revised the Offering Statement on page 10 to clarify references to “maximum supply” and “total authorized supply” and to add detail about the determination of anticipated demand. The Company has also revised page 12 of the Offering Statement to clarify the breakdown of the maximum supply of Roys.

4. You provide assurances to investors of Roys about the amount of the yield, which is set currently at $0.40 per year when a Roy is first introduced and then updated monthly. If there is a risk that there may be periods of time in which no yield will be available to investors, revise to acknowledge as much throughout your Offering Circular or remove your assurances as to the $0.40 per year. Alternatively, explain the basis for your statements that at least a $0.40 per year will be the yield for each outstanding Roy, each year, especially given that it appears possible for the algorithm to arrive at a yield amount that could be independent, and in excess of, cash available for yield payments.

Company Response. The Company has revised the Offering Statement on page 10 to clarify that the minimum yield of $0.04 per year is set by the Company. Yield prices are initially set at $0.04 per Roy per year when a Roy is first introduced. The minimum yearly yield for the ten-year duration of a Roy equals 2% of the Roy’s introductory price. The maximum yearly yield for the ten-year duration of a Roy equals 50% of the Roy’s introductory price. At a price of $2.00 per Roy, these minimums and maximums correspond to a minimum yearly yield of $0.04 and a maximum yearly yield of $1.00. The algorithm is responsible for determining the yield of a Roy between those two poles. To the extent that the algorithm calculates yields outside of this range, the yield is adjusted to the minimum or maximum, as applicable. Consequently, there is no risk of periods with no yield being paid or with a yield less than $0.04 per year over the ten-year term of a Roy being paid. The Company believes that it will generate sufficient revenue from the sale of Roys and the additional sources of income described on page 13 of the Offering Statement to satisfy its yield payment obligations.

5. Revise your disclosure to acknowledge that the “non-accredited” investor limitations apply to all of the Talents reflected in this offering circular in the aggregate, not to each Talent offered. Refer to Rule 251(d)(2)(i)(C).

Company Response. The Company has revised the Offering Statement on page 10 to clarify the non-accredited investor limitations.

The Talents

Nick Kyrgios, page 10

6. We note your response to prior comments 2 and 5. Please revise to specifically include additional information regarding Nick Kyrgios that will be taken into consideration by the Sparkmind algorithm. For example, the disclosure on page 11 indicates that the algorithm draws from several factors including trends in the number of social media followers, interaction rates on social media posts, the number of sponsored posts, the talent’s age and geographical provenance of the talent’s social media followers. Elaborate upon the “other factors” you reference here to identify all factors. Disclose that the information is gathered as of a certain date or period of measurement. Consider providing a hypothetical example of how a yield is calculated. Finally, explain what you mean when you state that “[t]he algorithm may also take into account information that is synthesized by a third party, and the data that the Company uses may only be available in that form to parties who agree to pay a subscription price” to explain what information is synthesized by a third party and to whom you are referring when you say that “parties” may have access to it for a fee.

Company Response. The Company has revised the Offering Statement on page 10 to provide more information about Mr. Kyrgios. The Company has revised the Offering Statement on page 11 to clarify the operation of the algorithm and to provide a hypothetical example of the algorithm in action. Finally, the Company has revised the Offering Statement on page 11 to clarify the data procured from a third-party aggregator.

The Algorithm, page 11

7. We note your response to prior comment 4 and reissue it in part. Please advise and revise to clarify what you mean when you discuss customizing the algorithm. In this regard, it is unclear whether the algorithm is customized to create new versions of the algorithm similar to Smartmind and SoccerMind, or alternatively, whether the Smartmind and SoccerMind algorithms will be further customized by the Company “in its judgment and discretion.” Relatedly, to the extent applicable, please provide further detail on how (i) key factors will be adjusted over time to ensure the algorithm is “taking into account new categories of information that are relevant to Talent’s commercial success in the Company’s judgement, (ii) you determine what these particular categories will be and (iii) such categories are different from the “key factors” the algorithm takes into account in measuring the success of a Talent.”

Company Response. The Company has revised the Offering Statement on page 11 to provide additional details about the customization of the algorithm.

8. We note your disclosure that “because the algorithm operates automatically in order to provide continuous updates, the Company and its affiliates are unable to verify the accuracy of information.” Please include a risk factor which clearly highlights that 1) you are unable to monitor the accuracy of the information that is input into the algorithm to calculate yields and 2) although the algorithm operates automatically to provide continuous updates, the estimated yield is only updated monthly.

Company Response. The Company has revised the Offering Statement on page 5 to add the requested risk factor.

The Royalitz.com Website, page 12

9. Please increase the font size or resolution of the term sheet so as to make such information more readable for investors.

Company Response. The Company has replaced the graphic on page 12 of the Offering Statement with a higher-resolution version to improve readability.

10. Confirm that you will customize the web-site for use for U.S. investors and for your, as opposed to Manse France, Roys. For example, your web-site currently offers liquidity and return of investment to holders of Manse France Roys, however, such features are not available to holders of your Roys.

Company Response. The Company confirms that U.S. investors accessing the website either from the United States or from another country outside the United States will be directed to a different platform that is tailored to the Company’s United States operations as described in the Offering Statement and distinct from the operations of MANSE France.

The Company and Management, page 13

11. We note your response to prior comment 7. Please further revise to include a description of the material terms of your data license agreement and file the license agreement, or form thereof, as an exhibit to the offering statement. Additionally, please confirm that you will disclose the material terms of any data license agreements entered into with respect to each Talent and file such agreements as exhibits prior to seeking qualification. Alternatively, tell us why you are not required to do so.

Company Response. The Company has revised the Offering Statement on page 13 to provide a summary of the data license agreement. A copy of the data license agreement is included as Exhibit 6.6 to the revised Offering Statement.

Management’s Discussion and Analysis of Financial Condition, page 14

12. Revise to explain the source of the revenues you report for the period ended December 31, 2023 and explain whether this revenue is likely to recur. Refer to Item 9 of Form 1-A.

Company Response. The Company has revised the Offering Statement on page 14 to describe the source of the revenues.

General

13. We find your response to prior comment 10 to not be fully responsive and thus reissue the comment. Specifically, please supplementally provide the Company’s balance sheet as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis, and please ensure that the two balance sheets you provide are labeled as consolidated or unconsolidated, as applicable.

Company Response. As discussed on our telephone conference with the Staff held on June 11, 2024, the Company does not have any subsidiaries.

14. We find your response to prior comment 11 to not be fully responsive and thus reissue the comment. Specifically, please supplementally provide the Company’s income statements as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis, and please ensure that the two income statements you provide are labeled as consolidated or unconsolidated, as applicable.

Company Response. As discussed on our telephone conference with the Staff held on June 11, 2024, the Company does not have any subsidiaries.

15. We note that the Company listed “cash and cash equivalents” on both its balance sheets and statement of cash flows and that the Company considers all short-term highly-liquid investments purchased with a maturity of three months or less to be cash-equivalents. Please identify with specificity the cash-equivalent investments the Company holds, including the exact types and amounts thereof as of the most recent fiscal quarter end. Further, please provide the Company’s legal analysis as to whether the Company believes that such assets should be considered “investment securities” for purposes of Section 3(a) of the Investment Company Act of 1940, as amended.

Company Response. The Company has revised the Offering Statement on page F-9 to clarify that the “cash and cash equivalents” line items consist only of cash held in the Company’s bank account. The Company does not hold any cash-equivalents.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb